# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SaniCash Inc.
7397 S. Suncoast Blvd.
Homosassa, FL 34446
https://www.cleancash.tech/

Up to $1,070,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** SaniCash Inc.
**Address:** 7397 S. Suncoast Blvd., Homosassa, FL 34446
**State of Incorporation:** FL
**Date Incorporated:** June 29, 2020

## Terms:

### Equity

**Offering Minimum:** $10,000.00 | 1,000 shares of Common Stock
**Offering Maximum:** $1,070,000.00 | 107,000 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $10.00
**Minimum Investment Amount (per investor):** $250.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

### <u>Voting Rights of Securities Sold in this Offering</u>

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### <u>Investment Incentives and Bonuses*</u>

### <u>Time-Based:</u>

**Friends and Family Early Birds**

Invest within the first 48 hours and receive additional 20% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive additional 15% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based:</u>

**$500 | CleanCash Club**

Invest $500+ and receive exclusive access to our owner's only community where you'll get access to all the inside CleanCash news.

**$1,000 | 5% Bonus Shares + Discount**

Invest $1,000+ and receive 5% bonus shares & 10% discount on your initial order plus CleanCash Club access.

**$2,500 | 10% Bonus Shares + Discount**

Invest $2,500+ and receive 10% bonus shares & a 15% discount on your initial order plus CleanCash Club access.

**$5,000 | 15% Bonus Shares + Discount**

Invest $5,000+ and receive 15% bonus shares & a 20% discount on your initial order plus CleanCash Club access.

**$10,000 | 20% Bonus Shares + Discount + Virtual Team Meetup**

Invest $10,000+ and receive 20% bonus shares & a 25% discount on your initial order, an invitation to virtually meet with our founders to discuss the future of CleanCash, and CleanCash Club access.

*\*All perks occur when the offering is completed.*

## The 10% Bonus for StartEngine Shareholders

SaniCash, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares of Common Stock , meaning you'll own 110 shares for $1000.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

### Company Overview

Retail payments are not safe. Cash is notoriously dirty, with research showing that viruses and germs can live on contaminated surfaces for up to three days, and credit card terminals could be worse, with possibly hundreds of customers per day tapping its buttons potentially leaving behind germs or worse for the next customers.

CleanCash by SaniCash Inc. ("CleanCash") is developing and commercializing patent-pending technology that sanitizes cash and credit card terminals to prevent the transmission of germs and viruses at the retail point-of-sale.

The company was originally formed on May 4, 2020 as SANI-CASH LLC, the company now operates under SaniCash Inc., a Florida C-Corp as of June 29, 2020 and Sani-Cash LLC is dissolved.

### Competitors and Industry

We have identified one competitor who is producing a product that sanitizes credit card terminals at the point of sale, however, does not sanitize cash transactions. We believe that we are developing the first product that will offer a complete retail point-of-sale solution sanitizing both cash and credit card terminal transactions.

If the customer or retailer has hand sanitizer available to the customer after each transaction, then this could be considered an alternative, however, it does not solve the problem of potential germ/virus transmission for those who do not utilize it.

Standalone currency sanitizers could theoretically be considered a competitor, however, the long period of time required to sanitize cash with this method makes them impractical in retail payments applications.

Based on industry research, the point-of-sale market which we will be operating alongside is projected to reach $125B by 2027 with a 7.5% CAGR. The global industrial cleaning market is expected to reach $58B by 2024 with a 4.5% CAGR.

### Current Stage and Roadmap

A friend of our founder Nevin Jenkins, John Lee, an owner of multiple restaurants, was concerned about the safety of his customers and employees during the current pandemic. He was concerned that handling cash and credit cards could potentially expose them to COVID-19 and he wondered if Nevin might be able to work on a solution. At this time Nevin started forming a team and formulating the concept of SaniCash.

The team started by developing the concept of sanititizing both cash and credit card terminals with ultraviolet light, and filed 4 patents around this concept. These patents are currently pending. The corporation was formed on June 29, 2020.

We are currently in development of our patent-pending UV-C sterilization technology, and we expect to have our first prototypes ready (MVP) within the next several months, at which point we will engage with an independent 3rd party laboratory to test the technology and certify its efficacy.

During the first several months of the business, we expect to be building multiple rounds of prototypes as we test the various phases of the products and technology. We do not expect to produce revenue within these first several months as we develop the technology.

Within 1 year we expect to be actively manufacturing and selling our products to retail customers and chains and within 2 years we expect to also be licensing and integrating our technology into existing point-of-sale solution providers' products.

## The Team

### Officers and Directors

**Name:** Nevin Jenkins

Nevin Jenkins's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  **Dates of Service:** June 29, 2020 - Present
  **Responsibilities:** Day-to-day management of company operations, product development, manufacturing management, and creating and further developing the company's vision and mission. Compensation for this position is 400,000 shares of common stock. Nevin currently commits 90% of his time to SaniCash Inc. vs. 10% on his other businesses.

Other business experience in the past three years:

- **Employer:** ECM Equipment Sales Inc.
  **Title:** Owner
  **Dates of Service:** April 04, 2003 - Present
  **Responsibilities:** Day to day management of all operations.

Other business experience in the past three years:

- **Employer:** Sports Radar Ltd.
  **Title:** Shareholder
  **Dates of Service:** September 06, 1991 - Present
  **Responsibilities:** Not involved in day to day operations.

Other business experience in the past three years:

- **Employer:** SR Products Inc.
  **Title:** President
  **Dates of Service:** June 24, 1991 - Present
  **Responsibilities:** Not involved in day to day operations.

Other business experience in the past three years:

- **Employer:** Creative Concepts NCJ LLC
  **Title:** Owner
  **Dates of Service:** June 29, 2016 - Present
  **Responsibilities:** Oversees all day to day operations.

**Name:** Charles B. Kaufman

Charles B. Kaufman's current primary role is with Bruce Kaufman Inc.. Charles B. Kaufman currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** June 29, 2020 - Present
  **Responsibilities:** Charles is not involved in the day-to-day operations of the company, however, is a member of the Board of Directors.

Other business experience in the past three years:

- **Employer:** Bruce Kaufman Inc.
  **Title:** Owner
  **Dates of Service:** November 26, 2003 - Present
  **Responsibilities:** Responsible for day-to-day operation of the company.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*We are reliant on one main type of service*
All of our current services are variants on one type of service, sanitization of cash and retail payment systems. Our revenues are therefore dependent upon the market for payments sanitation systems.

*We may never have an operational product or service*
It is possible that there may never be an operational payments sanitization system or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

*Some of our products are still in prototype phase and might never be operational products*
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

*Developing new products and technologies entails significant risks and uncertainties*
We are currently in the research and development stage and have only manufactured a prototype for our CleanCash payments sanitization system. Delays or cost overruns in the development of the CleanCash system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with Voting Rights*
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We are an early stage company and have not yet generated any profits*

SaniCash Inc. was formed on June 29, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SaniCash Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the CleanCash payments sanitization system is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*

One of the Company's most valuable assets is its intellectual property. The Company's owns 5 pending patents, 1 internet domain name, and various trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*We have pending patent approval's that might be vulnerable*

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s), or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s), or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s), or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### Contactless payments may gain mass adoption rendering our technology obsolete

If contactless (smartphone) payments gain mass adoption, this could adversely affect the need and demand for our products and technology. If cash or credit cards are no longer utilized for payments in the future, the need for payment sanitization technology would no longer be required.

### New technology may be developed that is superior to or cheaper than our technology

Many companies are currently working on sanitization technologies. One of these companies may develop a new technology that is more effective or less expensive than our technology at sanitizing currency or credit card terminals.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Nevin Jenkins | 400,000 | Common Stock | 47.26 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

### *Common Stock*

The amount of security authorized is 5,000,000 with a total of 846,380 outstanding.

### *Voting Rights*

One vote per share. Please see voting rights in this offering.

### *Material Rights*

### Voting Rights of Securities Sold in this Offering

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $60,000.00
  **Number of Securities Sold:** 164,630

**Use of proceeds:** Engineering and prototyping the technology, market research, content development, and marketing.
**Date:** June 29, 2020
**Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 681,750
  **Use of proceeds:** Issuance of Founders shares.
  **Date:** June 29, 2020
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**How long can the business operate without revenue:**

The Company is a new startup. Thus, based on the proceeds of this campaign and other outside investments, we project that we will be able to operate the company for up to 18 months if the full raise amount of this campaign ($1.07M) is achieved and no revenue is generated within that period.

**Foreseeable major expenses based on projections:**

Major expenses are research and development which includes electrical design, mechanical design, software development, and prototyping. Independent labaratory testing and certification, sales, and marketing are also expected to be significant expenses.

Electrical design estimate - $50K

Mechanical design estimate - $50K

Software development estimate - $50K

Prototyping estimate - $100K

Lab testing estimate - $100K

Regulatory certifications estimate - $150K

We estimate that our total 1st year expendiatures will be approximately $750K.

**Future operational challenges:**

Our main future operational challenge that we forsee is attracting and hiring new talent which will be an important challenge for SaniCash as we achieve milestones and grow.

**Future challenges related to capital resources:**

A few challenges we foresee related to capital resources include the efficient use of research and development resources and capital. This will be important and challenging as we work through the process of completing our prototypes and technology development, and bringing our products to market.

**Future milestones and events:**

We believe that achieving the milestone of independent 3rd party certification of our technology will potentially unlock future additional sources of funding as we work towards achieving profitability.

Indenpendent 3rd party labaratory testing will be required to verify that the technology works as intended, and does actually kill viruses and bacteria. Regulatory certifications are required to certify that the products conform to national and international electrical and electromagnetic level requirements.

Once we have completed our initial functional prototypes of the payments sanitization system, we will begin the independent lab testing phase. The initial phase will consist of sending the prototype to a 3rd party testing labaratory, where they will purposely contaminate both cash and credit card terminals with viruses and bacteria. The contaminated items will then be processed through the CleanCash prototype, then tested afterwards to confirm successful sanitization. If sanitization levels do not meet the appropriate levels, we will adjust internal UV-C power levels and software timing, and re-test until appropriate sanitization levels are achieved. We do not anticipate that this process will exceed 30 days.

After 3rd party certification of efficacy, we will then apply for regulatory lab testing. The product will be submitted to a regulatory testing laboratory, where it will undergo standard testing to ensure that the product conforms to the electrical regulartions of the territories where the product is to be sold. This is a standard process for most electronic devices, and certifications include UL (Underwriters Laboratories), CE (European Union Certification), and FCC (Federal Communication Commission). We anticipate that this process could take up to 90 days.

After all certifications have been acheived, we will then begin actively marketing, selling, and manufacturing the products.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The company has cash on hand, as of September 30, 2020, of $23,116.12.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds raised from this Regulation CF offering are important to the company's ongoing operations. The company is engaging in ongoing research and development activities that require outside investment to fund. The company does not currently have access to shareholder loans or lines of credit.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds raised from this offering are important to the company, however, the company's viability does not depend solely on this offering alone.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Raising the minimum level of funding would assist the company with ongoing expenses such as research and development, marketing, and administrative expenses. As previously noted, the viability of the company will not be dependent upon this offering alone.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the maximum funding goal is achieved, it will provide the company with approximately 18 months of runway. Expenses associated with ongoing operations include research and development, marketing, inventory, capital expenditures, and administrative expenses.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,**

etc...)

The company plans to conduct an accredited investor offering outside of this Regulation CF offering at some point in the future but this has not been finalized at this time. The terms of this outside offering have not been set as of yet. In addition, the company expects to begin generating revenue from sales of its products by late mid-2021.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $8,463,800.00

**Valuation Details:**

The company determined its pre-money valuation based on multiple factors including reported average valuations for companies at our stage, estimated value of intellectual property, and previous team experience.

First, we researched average pre-money valuations across Seed series venture financings during the first half of 2020 which according to the venture law firm Cooley was approximately $9M. This factor in addition to estimated value of our current intellectual property was taken into consideration which we estimated primarily our patents to have a value of approximately $5M based on the potential size of the sanitazation retail market. In addition, we factored in to the potential future market opportunity size, the current trends over the past six months in the UV sanitization market and the strength and previous success of our team as entrepreneurs and business owners.

The Company currently only has one class of stock and no convertible securities outstanding. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed as applicable: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company has set its valuation internally, without a formal-third party independent evaluation.

## Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  76.5%
  R&D funds will be utilized to continue the electrical, mechanical, and software development of the CleanCash technology, as well as achieving independent 3rd party laboratory certification, and regulatory compliance certifications.

- *Operations*
  20.0%
  Operations funding will be utilized for general overhead, facility rent and upkeep, prototype construction, and general administrative expenses.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  60.0%
  R&D funds will be utilized to continue the electrical, mechanical, and software development of the CleanCash technology, as well as achieving independent 3rd party laboratory certification, and regulatory compliance certifications.

- *Marketing*
  16.5%
  Marketing funds will be utilized to build awareness our technology and products through strategically placed advertisements and social media marketing efforts as well as performing outreach to potential partners.

- *Operations*
  20.0%
  Operations funding will be utilized for general overhead, facility rent and upkeep, prototype construction, and general administrative expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.cleancash.tech/ (cleancash.tech/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/cleancash

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SaniCash Inc.

*[See attached]*

**STRASSMAN CONSULTING, LLC**

**2035 SUNSET LAKE ROAD, SUITE B-2**

**NEWARK, DE 19702**

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders' of
SaniCash Inc.

We have reviewed the accompanying balance sheet of SaniCash Inc. ("the Company") as of August 31, 2020, the related statements of operations, changes in stockholder's equity, and statement of cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Strassman Consulting, LLC*

*Hunter Strassman, CPA*

**September 17, 2020**

# SANICASH INC.

## FINANCIAL STATEMENTS
## (UNAUDITED)

## AUGUST 31, 2020

# SaniCash Inc.
## Index to Financial Statements
(unaudited)

# SaniCash Inc.

## BALANCE SHEET

### As of August 31, 2020

|                                   | Aug 31, 20  |
|-----------------------------------|------------:|
| **ASSETS**                        |             |
|   **Current Assets**    |             |
|     **Checking/Savings** |  |
|       Drummond Bank | 32,812.48 |
|     **Total Checking/Savings** | 32,812.48 |
|     **Other Current Assets** |   |
|       Raw Materials | 850.00 |
|     **Total Other Current Assets** | 850.00 |
|   **Total Current Assets** | 33,662.48 |
| **TOTAL ASSETS**                  |   33,662.48 |
| **LIABILITIES & EQUITY**          |             |
|   **Equity**            |             |
|     **Investor Charles B Kaufman** | 60,000.00 |
|     **Net Income** | -26,337.52 |
|   **Total Equity**      |   33,662.48 |
| **TOTAL LIABILITIES & EQUITY**    |   33,662.48 |

Accrual Basis

# SaniCash Inc.

## STATEMENT OF OPERATIONS

June 29, 2020 - August 31, 2020

|  | Jun 29 - Aug 31, 20 |
|---|---:|
| **Ordinary Income/Expense** | |
| **Cost of Goods Sold** | |
| **Freight and Shipping Costs** | 210.39 |
| **Merchant Account Fees** | 25.96 |
| **Total COGS** | 236.35 |
| **Gross Profit** | -236.35 |
| **Expense** | |
| **Advertising and Promotion** | 11,000.00 |
| **Duties & Tariffs** | 279.29 |
| **Office Supplies** | 60.88 |
| **Patent Fees** | 1,000.00 |
| **R&D** | 12,717.99 |
| **Taxes** | 43.01 |
| **Total Expense** | 25,101.17 |
| **Net Ordinary Income** | -25,337.52 |
| **Net Income** | **-25,337.52** |

Accrual Basis

# SaniCash Inc.
## STATEMENT OF STOCKHOLDERS' EQUITY
## PERIOD FROM JUNE 29, 2020 (INCEPTION) TO AUGUST 31, 2020
### (unaudited)

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | | | |
| June 29, 2020 (Inception) | - | - | - | - | - |
| Stock issued for cash | 846,380 | - | 60,000 | - | 60,000 |
| Net income (loss) | - | - | - | (26,338) | (26,338) |
| August 31, 2020 | 846,380 | $    - | $    60,000 | $    (26,338) | $    33,662 |

# SaniCash Inc.

## STATEMENT OF CASH FLOWS

June 29, 2020 - August 31, 2020

|  | Jun 29 - Aug 31, 20 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -25,337.52 |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| Raw Materials | -850.00 |
| **Net cash provided by Operating Activities** | -26,187.52 |
| **Net cash increase for period** | -26,187.52 |
| **Cash at beginning of period** | 59,000.00 |
| **Cash at end of period** | **32,812.48** |

# SaniCash Inc.
## NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

## NOTE 1 – NATURE OF OPERATIONS

SaniCash Inc. was formed on June 29, 2020 ("Inception") in the State of Florida. The financial statements of SaniCash Inc. (which may be referred to as the "Company", "SaniCash", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

SaniCash is developing and commercializing technology that sanitizes cash and credit card terminals to prevent germ and virus transmission at the retail point-of-sale.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Risks and Uncertainties*

The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes in the Company's industry, and competition in our space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*

The Company will recognize revenues from the manufacture and sale of Sanicash sanitization systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. No revenues have been derived to date.

*Income Taxes*

The Company is taxed as a corporation. Accordingly, the Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has chosen a fiscal year-end of December 31st. The accompanying financial statements do not provide a provision for income taxes and the related disclosures as the Company has not completed a taxable year. In addition, the Company expects to record a full valuation allowance on any deferred tax assets. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 4 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of common stock, no par value. As of August 31, 2020, the company has currently issued 846,380 shares of common stock.

## NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 31, 2020 through September 15, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*


This offering is not live or open to the public at this moment.

# Cleancash by SaniCash, Inc.
The new normal of commerce



◎ Website    📍 Homosassa, FL          TECHNOLOGY

CleanCash by SaniCash is making commerce safe again by utilizing ultraviolet-C light energy to sanitize cash and credit card terminals, protecting the interaction between consumers and vendors alike from the viruses and germs that we are exposed to every day. With our patent-pending systems, we aim to restore confidence in point-of-sale transactions and our retail economy after the severe historic disruption we have seen take place.

## $0.00 raised ⓘ

| | |
|---|---|
| **0** Investors | **$8.46M** Valuation |
| **$10.00** Price per Share | **$250.00** Min. Investment |
| **Common** Shares Offered | **Equity** Offering Type |
| **$1.07M** Offering Max | **Reg CF** Offering |

**INVEST NOW**

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview      Team      Terms      Updates      Comments          ♡ Follow

# Reasons to Invest

- In a world where we have all seen the destruction caused by a single virus, creating sanitization technology for such high-traffic items has never been more important

- Our team has decades of product experience building solutions for demanding clients including the military and NASA

- We are creating a brand new market category to compliment the point-of-sale market which is projected to hit $125B in 2027

OVERVIEW

# An innovative product for a newly sanitization-conscious world

Every day millions of us come into contact with cash and credit card terminals that have been touched by untold hordes of others, creating contaminated surfaces that germs and viruses have been known to live on for up to three days. We believe our product currently in development, CleanCash by SaniCash, Inc., will create our own market category, hoping to become the industry standard for the sanitization of cash and credit card terminals that power the global point-of-sale market.



CleanCash
CleanCash


*The product displayed in the image above is a rendering. The product is currently not available on the market and is in the research and development stage.*

THE PROBLEM

# Retail payments are disease vectors waiting to happen

Due to the massive disruption we are all experiencing as a result of the current

Due to the massive disruption we are all experiencing as a result of the current global pandemic, health and safety precautions have never been taken more seriously than in recent months. As we have all become more conscious of the germs and viruses surrounding us on a daily basis, one of the clearest areas of exposure remains the systems through which we conduct point-of-sale transactions, whether at the grocery store, the mall, or even at your local gym.

 paper money is a hub for bacteria and viruses



 credit card terminals are just as dangerous due to their widespread everyday use

Source: Mobile Transaction





# Patent-pending tech to sanitize cash and credit card terminals

CleanCash is hard at work developing and commercializing patent-pending tech that will be able to sanitize cash and credit card terminals quickly and efficiently. Our technology will provide peace-of-mind by preventing the transmission of germs and allow us to carry on with our lives protected from unnecessary immunological risk.

Currently, the company is in the research and development stage and our products are not yet available on the market.

*The product displayed in the image above is a rendering. The product is currently not available on the market and is in the research and development stage.*

We believe that our technology has the potential to truly improve safety from germ and virus transmission in the lives of customers, workers, and businesses in general.





 

wave left for cash    wave right for card



*The products displayed in the images above are a renderings. The product is currently not available on the market and is in the research and development stage.*

**THE MARKET**

# We are trailblazing an entirely new market category

There's no data for our specific market segment yet because we believe we are one of the first movers in this sector. However, we sit at the cross-section of two markets, Point-of-Sale and Industrial Cleaning.

## Market Opportunity



**3K** Types — of bacteria on each dollar bill

**3** Days — bacteria can live on paper

Sources: Federal Reserve Bank of San Francisco, Wisebread, and WebMD

First, we can look at the massive market size of the point-of-sale industry, which is projected to reach $125B by 2027 (thanks to a sturdy 7.5% CAGR), as an indicator of the potential market for our products.



Point-Of-Sale Market
$125B
the market is set to hit $125B by 2027


Source: Grand View Research

Second, checking out the latest available data on the global industrial cleaning market shows a projected $58B market cap by 2024. This would be encouraging in its own right, but this market report was published way back in October of 2019, before the drastic shift in the way we all conceive of the hygiene of ourselves and others.



Global Industrial Cleaning Market
$58B
the market is set to hit $58B by 2024
projected prior to COVID-19


Source: MarketsandMarkets

WHAT WE DO

## Scientifically backed tech to sanitize point-of-sale and protect

CleanCash is developing a first-of-its-kind retail payments sanitization solution

CleanCash is developing a first-of-its-kind retail payments sanitization solution using ultraviolet-C light energy to perform scientifically proven virus/germ sanitization.



CleanCash

**The products displayed in the video above are renderings. The product is currently not available on the market and is in the research and development stage.*

At point-of-sale around the retail landscape, cash-using customers will insert their bills into our machine, inside which each bill and coin will be individually sanitized by UV-C light energy before being passed to the cashier, with the same system operating as change is returned back to the customer.

For credit card transactions, the terminal is retracted into its chamber after use for sanitization.

## Retail Payment Sanitization Solution



sanitize cash          sanitize cards

*The products displayed in the image above are renderings. The product is currently not available on the market and is in the research and development stage.*

## THE BUSINESS MODEL

# Selling B2B clamoring for the latest in sanitization tech

We plan to manufacture and sell our proprietary UV-C payment sanitization devices to retail establishments and chains. With a projected $975 COGS (Cost of Goods Sold), and a targeted sale price of $2,785 per machine, we expect to achieve gross margins of 65%.



65%

anticipated gross margins

There is also an opportunity for additional revenue streams through licensing our tech to existing point-of-sale system providers.


CleanCash
B2B
Retail Stores
Chains
POS
Providers

HOW WE ARE DIFFERENT

# We believe we are the first movers in a potentially huge space

Based on our research, we have yet to find any true competitors that combine our value proposition of sanitizing both cash and credit card terminals at the retail point-of-sale with a proprietary point-of-sale sanitization device.



we are visionary

The closest competitors we have identified are simple hand sanitizer dispensers available to customers after each transaction, but as this is voluntary and manual, we don't see this creating serious friction to the adoption of our devices. We have identified competitors who provide UV sanitization for credit-card terminals only but do not support cash and credit-card terminals. CleanCash also provides an added layer of safety for vendors, keeping businesses safe from the spread of germs and viruses in the workplace.

hand sanitizer dispensers can't compete with our technology





## CleanCash helps vendors provide greater safety for customers AND employees

*The product displayed in the image above is a rendering. The product is currently not available on the market and is in the research and development stage.*

With four patents pending, we believe our moat is strong enough to fend off potential copy cats down the road.

# Four Patents Pending

PATENT PENDING

potential copy


CleanCash

cats may be
cut off

*The image above is a rendering. The product is currently not available on the market and is in the research and development stage. There is no guarantee that we will receive final patent approval as these are pending and in progress.

THE VISION

# Manufacturing and selling devices within 1 year

In the near term, our focus is on executing upon our plan to bring our products to market within a year. Currently, we have patent drawings and schematics in line with our patent-pending applications. We are currently building our first prototype. We estimate that we will go through multiple rounds of research and development and prototyping, but the total number of rounds is unknown at this time.

After the successful introduction of our devices to retailers around the country, we will look to begin licensing and integrating our tech into existing point-of-sale provider's products.

We are also looking forward to 3rd party laboratory testing to further certify our tech's efficacy.



**The products displayed in the above images are renderings. The product is currently not available on the market and is in the research and development stage.*

OUR LEADERSHIP

## Tech veterans with experience working with high-level clients like the military and NASA

Founder and CEO Nevin Jenkins is a serial entrepreneur with 25 patents to his name, including the first Medical Alert System which became famous for its TV commercials. Perhaps you'll remember: "I've fallen and I can't get up."

VP of Product Development Rande Newberry has been a longtime partner of Nevin's, previously co-founding SR Products together, a leading radar speed detection equipment manufacturer.

Strategic Advisor Mark Lyle has spent two decades in the electronic hardware space, previously co-founding Universal Microwave Corp., a designer, and manufacturer of electronic components essential to cellular infrastructure and high-speed data communications, as well as satellite and flight guidance systems. Mark is also currently the founder and CEO of Atmos Home, a smart home technology startup.

WHY INVEST

## Tech for a post-COVID world

With our scientifically proven sanitization method, four pending patents, and stellar team, we are confident CleanCash is poised to rise to this unique moment in history and become a mainstay in point-of-sale terminals around the country.

# Meet Our Team





## Nevin Jenkins
CEO / Founder

*Nevin is a serial entrepreneur with numerous companies founded, and multiple successes. With 25 patents to his name, he is the creator of the first Medical Alert System for seniors which became famous for its TV commercials which said "I've fallen and I can't get up." Nevin also founded Futronix, a manufacturer of electronic devices, leading that company to a successful acquisition in 2006. Nevin has many years of experience developing and commercializing new technology, and excels at manufacturing optimization.*



## Mark Lyle
Strategic Advisor

*Mark has spent over 20 years in the electronics hardware industry. Previously, he was Co-Founder of Universal Microwave Corp., a designer, and manufacturer of electronic components essential to cellular infrastructure and high-speed data communications, as well as satellite and flight guidance systems. Mark is also the founder and CEO of Atmos Home, a developer, and manufacturer of smart home control equipment, also raising funding via Reg CF through StartEngine. Mark serves as a part-time strategic advisor - 10 hours/week.*







### Rande Newberry
Engineering Manager

*Rande has worked with our CEO, Nevin Jenkins for many years, previously co-founding SR Products together, a leading manufacturer of radar speed detection equipment. Rande was also the co-founder of Futronix, also along with our CEO Nevin, and helped grow the company to over 200 employees and lead it to a successful acquisition in 2006. Rande holds a BS in electrical engineering from the*

### Charles Kaufman
Director

*Charles (Bruce) began his career in construction at a young age, founding multiple construction companies along the way. After leaving St. Petersburg Junior College, Bruce started a successful home remodeling company. As the company grew and clients multiplied, Bruce began taking on larger and more complex projects, until, in 2003 Bruce started a full home construction company. Bruce* *electrical engineering from the University of South Florida.*



*construction company, Bruce Kaufman Inc. Bruce is now building over 50 new homes per year in the Florida area. Bruce is also an investor in SaniCash Inc.*



## Offering Summary

| | |
|---:|:---|
| **Company** : | SaniCash Inc. |
| **Corporate Address** : | 7397 S. Suncoast Blvd., Homosassa, FL 34446 |
| **Offering Minimum** : | $10,000.00 |
| **Offering Maximum** : | $1,070,000.00 |
| **Minimum Investment Amount (per investor)** : | $250.00 |

## Terms

| | |
|---:|:---|
| **Offering Type** : | Equity |
| **Security Name** : | Common Stock |
| **Minimum Number of Shares Offered** : | 1,000 |
| **Maximum Number of Shares Offered** : | 107,000 |
| **Price per Share** : | $10.00 |
| **Pre-Money Valuation** : | $8,463,800.00 |

*\*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

### Voting Rights of Securities Sold in this Offering

**Voting Proxy.** Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of

1934 covering the Common Stock.

<p style="text-align:center"><strong><u>Investment Incentives and Bonuses*</u></strong></p>

<u>**Time-Based:**</u>

**Friends and Family Early Birds**

Invest within the first 48 hours and receive additional 20% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive additional 15% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>**Amount-Based:**</u>

**$500 | CleanCash Club**

Invest $500+ and receive exclusive access to our owner's only community where you'll get access to all the inside CleanCash news.

**$1,000 | 5% Bonus Shares + Discount**

Invest $1,000+ and receive 5% bonus shares & 10% discount on your initial order plus CleanCash Club access.

**$2,500 | 10% Bonus Shares + Discount**

Invest $2,500+ and receive 10% bonus shares & a 15% discount on your initial order plus CleanCash Club access.

**$5,000 | 15% Bonus Shares + Discount**

Invest $5,000+ and receive 15% bonus shares & a 20% discount on your initial order plus CleanCash Club access.

**$10,000 | 20% Bonus Shares + Discount + Virtual Team Meetup**

Invest $10,000+ and receive 20% bonus shares & a 25% discount on your initial order, an invitation to virtually meet with our founders to discuss the future of CleanCash, and CleanCash Club access.

*All perks occur when the offering is completed.*

<p style="text-align:center"><strong><u>The 10% Bonus for StartEngine Shareholders</u></strong></p>

SaniCash, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares of Common Stock , meaning you'll own 110 shares for $1000.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

# Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

---

Offering Details

Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Cleancash by SaniCash, Inc. to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

[NBC Newscaster] "Tonight, the race for a vaccine, with a new death toll projection of 180,000."

[MSNBC Newscaster] "We're in the midst of the largest mass casualty catastrophe in recent American history."

[Fox News Newscaster] "Americans will probably be wearing facemasks for a very long time."

[BBC Newscaster] "And more people will die."

The world has changed. As a society, we've been harshly reminded that mother nature can throw us a curve ball at any time.

We have all been forced to become more aware of the viruses, bacteria, and other germs surrounding us on a daily basis.

This new reality that we find ourselves in has us taking precautions that we never imagined we would need to.

Paying for essential items and services now comes with its own unique risk that most of us have never even considered – the fact that money is dirty.

Cash carries viruses and bacteria – in fact, research shows that viruses and other germs can remain on contaminated surfaces for up to 3 days, leading some countries to disinfect or destroy their cash in central banks during the recent pandemic.

Touching credit card terminals at retail checkouts is another point of transmission with dozens of people touching the same buttons every hour without disinfection.

While contactless payments are rising, they accounted for only 2% of transactions in the US in 2019.

With $1.5T of physical currency in circulation and $24.8M in new notes being printed every day in the US alone, and with mass adoption of contactless payments still many years away – we must find an answer to this dilemma.

Introducing CleanCash – the safe way to pay.

At SaniCash, we're developing CleanCash, a patent pending technology to make paying for items and services in retail establishments safe from the transmission of viruses and bacteria.

We're utilizing ultraviolet-C light energy technology, or UV-C, a scientifically proven method of sanitization, killing 99.9% of viruses and bacteria when exposing contaminated surfaces like cash and credit card terminals to appropriate levels of UV-C energy.

We're also creating a new category, sitting at the intersection of the existing $69B point-of-sale terminal market and the $47B industrial cleaning market.

We've assembled a profoundly experienced team, with a track record of multiple successes, including our founder, who created the first medical alert systems, and our co-founder who has built high-speed data technology for wireless infrastructure all the way to guidance systems for NASA that are still flying missions in space today.

We believe that our technology will not only create a safer experience for the consumer and for the retailer, but it will save lives in the process - during not only the current pandemic but well into the future.

Your investment will help us to get this groundbreaking technology fully tested and into production. We hope that you will join us on this journey to make payments safe.

END

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.